Exhibit 3.2
     Pursuant to Section 303 of the General Corporation Law of the State of Delaware and the Order: (I) Authorizing Amendment of the Certificate of Incorporation and Bylaws of The LTV Corporation and (II) Approving and Authorizing the Engagement of John T. Delmore as (A) President and Treasurer of the LTV Corporation and (B) President, Treasurer and Secretary of LTV Steel Company, Inc., Nunc Pro Tunc as of December 1, 2005, entered on January 6, 2006 by the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division, the Bylaws of The LTV Corporation were amended, effective as of December 1, 2005, by deleting Article III, Section 1 in its entirety and replacing such section with the following:
The number of directors shall be the number fixed from time to time by resolution of the Board of Directors, provided that the number shall be not less than one nor more than fifteen. A director shall hold office until the annual meeting for the year in which his term expires and his successor is elected and qualifies; subject, however, to prior resignation, death or removal as provided by law and to prior expiration of such director’s term in accordance with the Certificate of Incorporation. Upon the resignation, death or removal of any director or the expiration of his term, the term of his successor shall be the same term as that of the director who has so resigned, died or been removed. Directors need not be stockholders.